# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001790965
Persons authorized to receive notices and communications: James Evangelista, CFO, The Column Group III, LP, 1 Letterman Drive, Build. D, Suite M-900, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group III GP, LP (CIK 0001790965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,534,226; sole dispositive power 0; shared dispositive power 2,534,226; aggregate amount beneficially owned 2,534,226 (26.8% of the class)
  Comment: Consists of (i) 704,332 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on March 26, 2025 (the Form 8-K), (iii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iv) 795,411 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below), (v) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K and (vi) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 351,710 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations, (b) warrants to purchase 242,915 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations (c) warrants to purchase 397,191 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (d) warrants to purchase 274,327 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 9,508,807 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission (the Commission) on November 6, 2024 (the Form 10-Q), plus (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, plus (v) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement, plus (vi) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- The Column Group III, LP (CIK 0001668159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,190,162; sole dispositive power 0; shared dispositive power 1,190,162; aggregate amount beneficially owned 1,190,162 (13.3% of the class)
  Comment: Consists of (i) 704,332 shares of Common Stock held of record by TCG III LP, (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K and (iii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 351,710 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 242,915 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 8,954,261 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- The Column Group III-A, LP (CIK 0001668085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,344,064; sole dispositive power 0; shared dispositive power 1,344,064; aggregate amount beneficially owned 1,344,064 (15% of the class)
  Comment: Consists of (i) 795,411 shares of Common Stock held of record by TCG III-A LP, (ii) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K and (iii) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 397,191 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 274,327 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 9,017,759 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, plus (ii) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement, plus (iv) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (9.6% of the class)
  Comment: Consists of (i) 344,827 shares of Common Stock held of record by TCG Opportunity III LP (as defined in Item 2(a)) and (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K. TCG Opportunity III GP LP (as defined in Item 2(a)) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a)) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 172,414 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 258,620 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 8,980,454 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, plus (ii) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (9.6% of the class)
  Comment: Consists of (i) 344,827 shares of Common Stock held of record by TCG Opportunity III LP and (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 172,414 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 258,620 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 8,980,454 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, plus (ii) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (9.6% of the class)
  Comment: Consists of (i) 344,827 shares of Common Stock held of record by TCG Opportunity III LP and (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 172,414 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 258,620 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 8,980,454 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, plus (ii) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.
- Tim Kutzkey (CIK 0001614186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,407,405; sole dispositive power 0; shared dispositive power 3,407,405; aggregate amount beneficially owned 3,407,405 (34% of the class)
  Comment: Consists of (i) 704,332 shares of Common Stock held of record by TCG III LP, (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K, (iii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iv) 795,411 shares of Common Stock held of record by TCG III-A LP, (v) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K, (vi) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement, (vii) 344,827 shares of Common Stock held of record by TCG Opportunity III LP and (viii) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement in the second tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.Excludes (a) warrants to purchase 351,710 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations, (b) warrants to purchase 242,915 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations (c) warrants to purchase 397,191 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations, (d) warrants to purchase 274,327 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations, (e) warrants to purchase 172,414 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (f) warrants to purchase 258,620 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, but would not be exercisable due to beneficial ownership limitations.
  
  Based on 10,026,048 shares outstanding, comprised of (i) 3,249,798 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 485,830 shares of Common Stock which TCG III LP has the right to acquire within 60 days of this Statement, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 548,653 shares of Common Stock which TCG III-A LP has the right to acquire within 60 days of this Statement, plus (v) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement, plus (vi) 517,241 shares of Common Stock which TCG Opportunity III LP has the right to acquire within 60 days of this Statement, plus (vii) 5,213,415 shares issued in the first tranche of the Issuer's private placement transaction as disclosed by the Issuer in the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Comment:
Explanatory Note:

This Amendment No. 4 (this Amendment No. 4) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on August 23, 2021, as amended by Amendment No. 1 that was filed with the Commission on February 13, 2023, by Amendment No. 2 that was filed with the Commission on April 8, 2024, and by Amendment No. 3 that was filed with the Commission on April 17, 2024 (collectively, the Original Schedule 13D). This Amendment No. 4 is being filed to report the purchases by the Reporting Persons of certain securities of the Issuer as set forth in Item 3 of this Statement. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by The Column Group III, LP (TCG III LP), The Column Group III-A, LP (TCG III-A LP), The Column Group III GP, LP (TCG III GP LP), The Column Group Opportunity III, LP (TCG Opportunity III LP), The Column Group Opportunity III GP, LP (TCG Opportunity III GP LP), and TCG Opportunity III GP, LLC (TCG Opportunity III GP LLC, together with TCG III LP, TCG III-A LP, TCG III GP LP, TCG Opportunity III LP, and TCG Opportunity III GP LP, the Reporting Entities). Tim Kutzkey, a reporting person on the Original Schedule 13D, is a member of the Issuer's board of directors. The Reporting Entities and Mr. Kutzkey are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1 to this Amendment No. 4. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.
Present principal occupation or employment: Each of TCG III LP, TCG III-A LP and TCG Opportunity III LP is a venture capital investment entity. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP. Mr. Kutzkey, Peter Svennilson and David Goeddel are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of TCG III GP LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP and TCG Opportunity III GP LP is a limited partnership organized under the laws of the State of Delaware. TCG Opportunity III GP LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Kutzkey is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

Securities Purchase Agreement

On March 24, 2025, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), with certain institutional and accredited investors, including certain of the Reporting Entities (the "Purchasers") relating to the issuance and sale to the Purchasers in a two-tranche private placement (the "Private Placement") of Units (as defined below), each consisting of one share (a "Share") of its common stock, par value $0.0001 per share (the "Common Stock"), or pre-funded warrant ("Pre-Funded Warrant") to purchase shares of Common Stock in lieu thereof, and one half of a warrant to purchase shares of Common Stock ("Series E Common Warrant").

The first tranche of the Private Placement closed on March 26, 2025 (the "First Closing"), pursuant to which the Issuer issued and sold to the Purchasers an aggregate of 6,586,415 Units, consisting of:

* 5,213,415 Shares (the "Share Units");

* Pre-Funded Warrants to purchase up to 1,373,000 shares of Common Stock (the "Pre-Funded Warrant Units");
and

* accompanying Series E Common Warrants to purchase up to 3,293,207 shares of Common Stock.

The purchase price per Share Unit and per Pre-Funded Warrant Unit (collectively, the "Units") was $11.60 and $11.5999, respectively. Each Pre-Funded Warrant has an exercise price of $0.0001 per share, is exercisable immediately and will not expire until exercised in full. Each Series E Common Warrant has an exercise price of $11.54 per whole share, is exercisable immediately and expires five years from the date of issuance, subject to certain limits on beneficial ownership set forth therein. No fractional shares will be issued upon exercise of the Series E Common Warrants.

In addition, the Purchasers committed to purchase an additional 8,499,821 Units at a purchase price of $11.60 per Share Unit and $11.5999 per Pre-Funded Warrant Unit in a second closing (the "Second Closing"). The Second Closing is contingent upon the public announcement of the receipt of clearance from the U.S. Food and Drug Administration on or prior to October 31, 2026 of the Issuer's Investigation New Drug Application for SZN-8141 (the "Second Closing Milestone"), provided that the Second Closing may not occur prior to the six month and one day anniversary of the closing date of the First Closing. If the Issuer terminates its SZN-8141 program prior to October 31, 2026, then the Issuer shall provide written notice to each Purchaser no later than two trading days following such termination (the "Termination Notice"). Each Purchaser will have the right, but not the obligation, for 30 calendar days following the receipt of the Termination Notice, upon written notice to the Issuer, to purchase the Units subscribed for by such Purchaser in the Second Closing. In addition, at any time prior to October 31, 2026 or the date of the Termination Notice (if earlier), in lieu of the requirement to purchase Units in the Second Closing, each Purchaser has the right, but not the obligation, upon five trading days' prior written notice to the Issuer to purchase all (but not a portion) of the Units subscribed for by such Purchaser in the Second Closing (an "Optional Closing").

If a Purchaser fails to purchase in full its subscribed for Stock Units or Pre-Funded Warrant Units in the Second Closing after the achievement of the Second Closing Milestone, or previously at the First Closing or an Optional Closing, then the Series E Common Warrants issued to such Purchaser shall automatically be cancelled and cease to be exercisable.

In connection with the Private Placement, Tim Kutzkey agreed to re-join the Issuer's board of directors and was appointed as a member thereto.

Amendment of Prior Warrants

In April 2024, in connection with a prior private placement, the Issuer issued to certain of the Purchasers (i) Series A common stock warrants to purchase up to 1,129,033 shares of Common Stock, (ii) Series B common stock warrants to purchase up to 1,228,071 shares of Common Stock, (iii) Series C common stock warrants to purchase up to 4,375,000 shares of Common Stock and (iv) Series D common stock warrants to purchase up to 4,375,000 shares of Common Stock.

In connection with the Private Placement, all outstanding Series C common stock warrants and Series D common stock warrants were cancelled. In addition, the exercise price per warrant of all outstanding Series A common stock warrants was reduced from $15.50 to $11.54, except that the exercise price per warrant for such warrants held by members of management was reduced from $16.96 to $12.45, and the exercise price per warrant of all outstanding Series B common stock warrants was reduced from $14.25 to $11.54, except that the exercise price per warrant for such warrants held by members of management was reduced from $15.71 to $12.45 (collectively the "Repricing").

In the Private Placement, the Reporting Persons purchased the following and had the following warrants repriced:

TCG Opportunity III LP purchased 344,827 Units, comprised of (I) 344,827 shares of Common Stock and (II) 172,414 Series E Common Warrants, for a purchase price of $11.60 per Unit or $3,999,993.20 in the aggregate. In the Second Closing, TCG Opportunity III LP has subscribed to purchase 517,241 Units, comprised of (i) 517,241 shares of Common Stock and (ii) 258,620 Series E Common Warrants, for a purchase price of $11.60 or $5,999,995.60 in the aggregate.

TCG III LP purchased 323,886 Units, comprised of (I) 323,886 shares of Common Stock and (II) 161,943 Series E Common Warrants, for a purchase price of $11.60 per Unit or $3,757,077.60 in the aggregate. In addition, TCG III LP had 90,897 Series A common stock warrants and 98,870 Series B common stock warrants repriced in the Repricing. In the Second Closing, TCG III LP has subscribed to purchase 485,830 Units, comprised of (i) 485,830 shares of Common Stock and (ii) 242,915 Series E Common Warrants, for a purchase price of $11.60 or $5,635,628.00 in the aggregate.

TCG III-A LP purchased 365,769 Units, comprised of (I) 365,769 shares of Common Stock and (II) 182,884 Series E Common Warrants, for a purchase price of $11.60 per Unit or $4,242,920.40 in the aggregate. In addition, TCG III-A LP had 102,651 Series A common stock warrants and 111,656 Series B common stock warrants repriced in the Repricing. In the Second Closing, TCG III-A LP has subscribed to purchase 548,653 Units, comprised of (i) 548,653 shares of Common Stock and (ii) 274,327 Series E Common Warrants, for a purchase price of $11.60 or $6,364,374.80 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

In connection with Private Placement, Dr. Kutzkey was re-appointed as a member of the Issuer's board of directors. In addition, Dr. Kutzkey, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards pursuant to the Issuer's 2021 Equity Incentive Plan, filed as Exhibit 3 to the Original Schedule 13D and is incorporated herein by reference.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 4.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
(a) Description of contracts, arrangements, understandings, or relationships
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

The forms of Securities Purchase Agreement and Series E common stock warrant are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively. The summary of the terms of the Securities Purchase Agreement and Series E common stock warrants contained in this Statement are qualified in their entirety by reference to such exhibits.

In connection with the Private Placement, the Issuer entered into a Registration Rights Agreement, dated March 24, 2025, with the Purchasers (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission, covering the resale of the Shares and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and the Series E Common Warrants no later than 30 calendar days following each of the closing date of the First Closing and Second Closing (and if there is no Second Closing, then November 30, 2026 so as to include any registrable securities issued at an Optional Closing), and to use reasonable best efforts to have a registration statement filed under the Registration Rights Agreement declared effective as promptly as possible after the filing thereof, and in any event no later than 90 calendar days (or 120 calendar days in the event of a "full review" by the Commission) following the closing date of the First Closing or Second Closing (or if there is no Second Closing, November 30, 2026), as the case may be. The above summary is qualified by reference to the full text of the Registration Rights Agreement which is filed as Exhibit 4 to this Statement.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Dr. Kutzkey. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Kutzkey for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by Dr. Kutzkey in any action or proceeding arising out of her service as a director. The above summary is qualified by reference to such description and the full text of the indemnification agreement which is filed as Exhibit 6 to the Original Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(a) Enter in exhibit description or URL to incorporate filings by reference
Exhibit 1: Joint Filing Agreement, dated March 26, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 2: Form of Securities Purchase Agreement, dated March 24, 2025, by and among the Issuer and the Purchasers (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 28, 2025 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 3: Form of Series E Common Warrant (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 28, 2025 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 4: Form of Registration Rights Agreement, dated March 24, 2025, by and among the Issuer and the Purchasers (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 28, 2025 (File No. 001-39635) and incorporated herein by reference.).

## Signatures
- The Column Group III GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- The Column Group III, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- The Column Group III-A, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- The Column Group Opportunity III, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)
- Tim Kutzkey: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (03/28/2025)